AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin 2
Ireland

January 6, 2017

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
 Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
 Washington, D.C. 20549

Re:	AerCap Holdings N.V.
Form 20-F for the Year Ended December 31, 2015
Filed March 23, 2016
Form 6-K
Filed November 8, 2016
File No. 1-33159

Dear Mr. O’Brien:

On behalf of AerCap Holdings N.V. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Report on Form 20-F filed with the Commission on March 23, 2016 (the “Form 20-F”) and the Company’s Report on Form 6-K filed with the Commission on November 8, 2016 (the “Form 6-K”) contained in your letter dated December 6, 2016 (the “Comment Letter”), we submit this letter on behalf of the Company containing the Company’s responses to the Comment Letter.

For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the Company’s responses.

1.
In regard to the AeroTurbine restructuring, please provide all of the disclosures required by ASC 420-10-50 and SAB Topic 5:P.4.  Please ensure that your disclosures address any additional charges expected to be incurred as a result of your decision to restructure and downsize the AeroTurbine business.  For example, we note that AeroTurbine has been actively reducing its total assets.  It is not clear what the remaining assets are of this business and the potential for future asset impairments.  Please also address the expected effect of this restructuring on future earnings and cash flows.

Response:
We respectfully advise the Staff that the remaining assets of AeroTurbine, excluding cash, represented approximately 0.5% of the Company’s consolidated assets as of September 30, 2016.  AeroTurbine was not a material part of our business, and the effect on the Company’s future earnings and cash flows as a result of our decision to restructure and downsize the AeroTurbine business are not expected to be material. The additional restructuring related expenses are expected to relate primarily to immaterial severance and facility lease termination costs.

The Company will continue to provide disclosures required by ASC 420-10-50 and SAB Topic 5:P.4 relating to restructurings that are expected to result in material charges or materially affect the Company’s future earnings and cash flows.

2.	In regard to your inclusion of the adjustment described as maintenance rights related expenses, please address the following:
•
Your adjustment results in the amortization of the maintenance rights intangible asset over the life of aircraft instead of over the remaining lease term pursuant to ASC 350- 30-35.  Your adjustment appears to be inconsistent with the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 regarding tailored recognition and measurement methods.  In this regard, please remove this adjustment from your determination of adjusted net income; and

Response:
Historically, in the aircraft leasing industry, the Company, ILFC and other aircraft leasing companies acquired most of their aircraft when they were new. During the normal course of a lease contract, the lessee is responsible for the aircraft maintenance and required to return the aircraft at a specified contractual condition at the end of lease or make corresponding financial compensation. Accordingly, the lessee’s usage of the aircraft results in maintenance rights for the lessor. For aircraft acquired new, these maintenance rights are not recognized since there has been no utilization of the asset by the lessee and the aircraft is in its return condition at lease inception.  As a result, the entire aircraft value is depreciated over the life of the aircraft.  For used aircraft acquired subject to lease, a maintenance rights asset is recorded separately from the associated aircraft since there has been utilization of the asset by the lessee. As a result, the accounting for maintenance rights assets only applies to used aircraft that are acquired subject to lease.

In connection with the acquisition of an existing aircraft on lease, the difference between the aircraft’s physical condition on the acquisition date and the specified contractual condition is fair valued and recognized as a maintenance rights intangible asset (“Maintenance Rights”) as part of the acquisition method of accounting.  The Company initially recognized approximately $4 billion of Maintenance Rights following its acquisition of International Lease Finance Corporation (“ILFC”) in May 2014.

At the time of the acquisition, the Company initiated discussions with the Commission’s Office of Chief Accountant (“OCA”) in order to establish the appropriate post-acquisition accounting for the Maintenance Rights acquired, as there were no clearly defined accounting rules regarding the subsequent measurement of these assets (the “Pre-Clearance Process”). The final conclusion of the Pre-Clearance Process, as documented in the confirming letter (“Confirming Letter”) addressed to the OCA, dated August 7, 2014, was that the Maintenance Rights related to lease contracts, and should be expensed within the term of the lease: (i) when qualifying maintenance is performed by a lessee during the lease term and reimbursement of the cost is requested from the lessor, under lease contracts which require the lessee to establish maintenance reserves held by the lessor (referred to as Maintenance-reserved lease contract or “MR Contract” in the Confirming Letter and Form 20-F); or (ii) at the end of the lease term, where the aircraft is returned in better maintenance condition as compared to the acquisition date, under lease contracts that require contracted return condition or corresponding financial compensation  upon the aircraft return to the lessor (referred to as End-of-lease contract or “EOL Contract” in the Confirming Letter and Form 20-F). The recognition of Maintenance Right expense corresponds with an improvement in maintenance condition of the associated aircraft, which provides value to the subsequent leases or to the aircraft sale price.

As a result, following the ILFC transaction and the associated acquisition method of accounting, the Company was in a unique situation where the maintenance rights expenses were recognized differently compared with the historical financial statements of the Company and ILFC, as well as most other aircraft leasing companies, all of whom, historically, acquired most of their aircraft when they were new. The difference between the two methods of accounting for the Maintenance Rights on the Company’s financial statements was expected to be significant during the early years following the ILFC transaction and decline over time. At a certain point, potentially as early as 2018, the net difference in these two expense recognition methods is expected to become insignificant on an annual basis.  In order to present the Company’s financial results in a transparent manner that can be analyzed together with its historical financial results and those of other aircraft leasing companies, management proposed the non-GAAP adjustment to show the effect if the Maintenance Rights were depreciated over the remaining life of the aircraft (“Adjustment”). This Adjustment also reflects the value from the improved maintenance condition. The Company believes the Adjustment may further assist investors in their understanding of our operational and financial performance.

The Company provided the proposal to the OCA to include the above described Adjustment, together with the related disclosures, at the conclusion of the Pre-Clearance Process, and has included the Adjustment in its non-GAAP presentation of adjusted net income consistently since the second quarter of 2014. In addition, the Company internally has designed performance targets which include the Adjustment, as the Reported Maintenance Right expense is subject to the lessees’ utilization of the aircraft and the resulting maintenance requirements, which is outside the Company’s control.

In May 2016, the Company, together with outside counsel, re-evaluated its presentation of non-GAAP financial measures when the SEC staff issued its updated non-GAAP financial measures Compliance & Disclosure Interpretations. During this re-evaluation process, the Company considered the importance of providing transparent and consistent disclosures to its investors, and also considered the results of its Pre-Clearance Process from 2014. Based on the factors described above, the Company concluded that it should continue to present the Adjustment. The Company further respectfully advises the Staff that the intention of the Adjustment is not to accelerate or decelerate expense or revenue recognition or to substitute individually tailored expense recognition and measurement methods for GAAP but rather to disclose, for analytical purposes, a supplemental expense pattern of the Maintenance Rights comparable with the Company’s historical financial statements and the rest of the aircraft leasing industry.

In response to the Staff’s comment and in order to provide investors with the most useful financial information and analysis, the Company proposes to further enhance its disclosures by presenting both elements that make up the Adjustment, which are the Maintenance Rights expenses that are recognized over the remaining lease term (“Reported Maintenance Right Expense”) as well as the Maintenance Rights expenses depreciated over the remaining aircraft life (“Adjusted Maintenance Right Expense”).

The disclosure would be displayed as follows based on our financial results for the nine months ended September 30, 2016:

	Three months ended September 30,					Nine months ended September 30,
	2016		2015		% increase/ (decrease)	2016		2015		% increase/ (decrease)
	(U.S. dollar amounts in millions except share data)					(U.S. dollar amounts in millions except share data)

Net income		$225.6		$293.9	(23%)		$682.0		914.5	(25%)

Adjusted for
-Eliminate Reported Maintenance Right Expense	71.7		93.6		(23%)	287.1		263.4		9%
-Establish Adjusted Maintenance Right Expense	(59.7)		(67.9)		(12%)	(179.2)		(199.3)		(10%)
Maintenance rights adjustment		12.0		25.7	(53%)		107.9		64.1	68%
AeroTurbine pre-tax results including restructuring related expenses		73.0		(1.5)	NA		109.8		(9.3)	NA
Mark-to-market of interest rate caps and swaps		1.6		10.6	(85%)		20.2		18.2	11%
ILFC transaction and integration related expenses		-		2.6	NA		-		8.1	NA
Income tax impact of above adjustments		(1.6)		(4.3)	(63%)		(16.0)		(7.8)	105%
Adjusted net income		$310.6		$327.0	(5%)		$903.9		$987.8	(8%)

3.	In regard to your inclusion of the adjustment described as maintenance rights related expenses, please address the following:
•
We note that there was a 68% increase in the amount of this adjustment from the nine months ended September 30, 2015 to the nine months ended September 30, 2016. Given that the maintenance rights intangible asset has been decreasing over time, please explain how you arrive at this adjustment amount and correspondingly why the amount would increase so significantly during the current period.

Response:
The “Adjustment” is calculated as the difference between the Reported Maintenance Right Expense and the Adjusted Maintenance Right Expense. During the nine months ended September 30, 2016, the Adjustment was $108 million, an increase of $44 million, or 68%, compared to the Adjustment of $64 million during the same period of 2015.

The increased adjustment of $44 million was due to the elimination of Reported Maintenance Right Expense during the nine months ended September 30, 2016 that was $24 million higher than the comparable period in 2015, and the establishment of Adjusted Maintenance Right Expense during the nine months ended September 30, 2016 that was $20 million lower than the comparable period in 2015. The increased amount of Reported Maintenance Right Expense during the nine months ended September 30, 2016 was due primarily to a greater number of returned aircraft under EOL Contracts, upon which the associated Maintenance Rights were written off and expensed. During the nine months ended September 30, 2016, 55 aircraft were returned under EOL Contracts, which had associated Maintenance Rights, compared with 35 similar returned aircraft during the comparable period in 2015. The decrease in Adjusted Maintenance Right Expense resulted primarily from aircraft sales, upon which the associated Maintenance Rights were written off and the recurring Adjusted Maintenance Rights Expenses ceases. Between January 1, 2015 and September 30, 2016, the Company disposed of approximately 130 aircraft that had Maintenance Rights.

As discussed above in response to the first part of this comment, the Adjustment was made due to the Company’s unique situation following the acquisition method of accounting and was provided so that investors could analyze its financial results together with its historical financial results and those of other aircraft leasing companies. We expect the amount of this Adjustment to decrease, and eventually become insignificant, potentially as early as 2018. The ultimate timing of the decrease, however, depends upon the lessee’s utilization of the aircraft and the resulting maintenance requirements which are outside the Company’s control. In addition, the Company proposes to further enhance its disclosures related to the Adjustment by presenting both the Reported Maintenance Right Expense as well as the Adjusted Maintenance Right Expense.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at +353 1 636 0924 or by email at khelming@aercap.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 20-F and Form 6-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F or the Form 6-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Keith Helming
Name: Keith Helming Title: Chief Financial Officer

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